

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

September 28, 2007

<u>Via U.S. Mail</u>

James Anderson, President and Chief Executive Officer
Matrix Energy Services Corp.
378 North Main Street, #124
Layton, UT 84041

       Re: **Matrix Energy Services Corp.**
              Schedule 14C
              Filed September 18, 2007
              File No. 000-09419

Dear Mr. Anderson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please disclose how many shareholders you currently have, as well as how many shareholders you will have after the reverse stock split takes effect.

Information on the Consenting Shareholders

2.   We note your disclosure that Portsmith Partners of Nevada holds 53% of the shares of your voting capital stock. Please expand the disclosure in this section and in the section captioned "Security Ownership of Certain Beneficial Owners and Management" to indicate the natural persons with power to vote or to dispose of the securities held by Portsmith Partners of Nevada. See Exchange Act Rule 13d-3.

Proposal - Recapitalization of the Issued and Outstanding Shares of Common Stock Through a Reverse Split; Change in the Name of the Company; Decrease in Authorized

Reverse Split of the Common Stock

3.   We note your statement that the Board of Directors has determined that it is in your best interest and the shareholders' best interest to effectuate a reverse split on a basis of up to 1,000 to 1. Please expand this discussion to address why a reverse stock split is in the best interest of such parties.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
        E. Roennebeck
        (801) 273-9314